Exhibit 99.1

Northern Dynasty: Pebble Partnership announces transportation and port operations partnership with consortium of Alaska Native village corporations

July 6, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (the ”Pebble Partnership”) has signed a Memorandum of Understanding (“MOU”) to develop a consortium of Alaska Native village corporations as a major transportation contractor for the proposed copper-gold-molybdenum mine.

The MOU signed this week with Alaska Peninsula Corporation (“APC”) positions APC to lead the development of a consortium of Alaska Native village corporations with land holdings along Pebble’s 82-mile access route north of Lake Iliamna. Once formalized, the consortium will provide road maintenance, truck transport, port operations and other logistics services to the future Pebble mine – contracts expected to exceed US $20 million in value each year.

“It has always been a core commitment of ours and the Pebble Partnership’s that this project benefit local communities and local people,” said Ron Thiessen, Northern Dynasty President & CEO. “As we move toward a Final Environmental Impact Statement (“EIS”) this month and a Record of Decision later this summer, we are rolling out a series of programs and announcements to bring that commitment to life.”

Thiessen said the lead federal agency for Pebble’s permitting process, the US Army Corps of Engineers, has now signaled the Final EIS will be published July 24, 2020. In the run-up to this key milestone, the Pebble Partnership has announced the Pebble Performance Dividend initiative to distribute a 3% net profit royalty interest in the future Pebble mine to full-time residents of Bristol Bay, the initiation of a public consultation process for power-sharing in the region, and now the formation of a major local contracting consortium.

Other benefits Pebble is expected to generate for the people of Bristol Bay and Alaska include:

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between 850-1000 full-time, direct high-wage jobs and as many as 2,000 total jobs;
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up to $400 million annually in mine expenditures;
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more than $50 million annually in state government revenues; and
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up to $20 million annually in revenues for the Lake & Peninsula Borough.

“We are walking the talk,” Thiessen said. “Our objective is to work with local companies and local people to ensure that Pebble makes a profound and lasting contribution to the economic health and sustainability of the villages and Alaska Native cultures of the Bristol Bay region.”

The Pebble Partnership issued the following statement earlier today with respect to the MOU signed with APC:

“The consortium would operate all related logistics for the project related to the proposed northern transportation corridor. This would include managing port operations, maintaining the access road between the Pebble Port and the Pebble Mine Site, and providing trucking and other logistics services between the Pebble Port and the Pebble Mine Site. The value of the MOU is expected to exceed $20 million per year during operations. The operation of this logistics chain is critical to the successful development of the Pebble Project and this MOU is evidence of the strong support these village corporations have provided to Pebble over the past few years.

“The MOU envisions the village corporations along the northern transportation corridor will play a significant and meaningful role in the development and operation of the Pebble Project and ensure full local participation in contracting and employment opportunities. This role at Pebble will also enable these village corporations to extend these services directly to the residents of the villages with the opportunity to significantly reduce the enormous cost of living in these communities.

“‘As we near approvals for our federal permits, it is time to begin laying concrete contractual commitments for construction and operations opportunities. The Pebble opportunity is real. We are excited about this opportunity to partner with our long-standing business partners in the area,’ said PLP CEO Tom Collier.

“’For APC and the other village corporations around the lake, contract opportunities like this are how we can ensure local hire and other direct local benefits from the project while assisting in the safe development and operations of the Pebble project. We want to be at the table with the Pebble Team in making good decisions for the region and ensuring our shareholders directly realize the benefits of this opportunity,’ said APC CEO Dave McAlister.

“PLP is developing the Pebble Project in southwest Alaska.  The Project is currently advancing through the federal Environmental Impact Statement (EIS) process, with a final EIS report and Record of Decision expected this summer. Collier noted that the U.S. Army Corps of Engineers, the regulatory agency leading the EIS process, has been confirming with stakeholders that the final EIS should be released on July 24th.

“APC is an ANCSA village corporation, formed with the merger of the village corporations of Port Heiden, South Naknek, Ugashik, Kokhanok, and Newhalen.  APC’s mission statement is ‘To preserve and enhance the quality of life of Alaska Peninsula Corporation shareholders and to protect our culture while managing our assets in a manner which enhances their value.’

“APC and PLP signed an agreement in 2018 which provided right of way access across APC lands and gave APC “Preferred Contractor” status on Pebble-related contracts located on APC lands.  Since that time, APC has provided a number of contract services to PLP, which have been key to advancing the project through the EIS process.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

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